Filed by Progressive Waste Solutions Ltd.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Waste Connections, Inc.
(Commission File No. 001-31507)

Commission File No. for Registration Statement on Form F-4
filed by Progressive Waste Solutions Ltd.: 333-209896

OnJanuary19,2016,we announced thatProgressiveWasteSolutionshasenteredintoadefinitiveagreementto merge in an all-stock transaction with Waste Connections, Inc. (NYSE: WCN). Upon the completion of the transaction, Waste Connections stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%. The transaction has been unanimously approved bybothcompanies'BoardsofDirectorsandisexpectedtocloseinthesecondquarterof2016, subjectto shareholderapproval.ProgressiveWasteSolutions'AnnualandSpeciaiMeetingofShareholdershasbeen scheduledforMay26,2016. lfyouhaveanyquestionsaboutthetransactionwithWasteConnections, anyoftheothermatterstobe consideredandvotedonattheAnnualandSpecialMeeting,theMeetingitselfortheproxymaterials, orifyou needassistancesubmittingyourformofproxyorvotingyourProgressivecommonsharesorneedadditional copiesofthemeetingmaterials, pleasecontactKingsdaleShareholderServices, ourproxysolicitationand information agent, by telephone at 1-888-518-1556 (North American Toll Free) or416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com. Annual and Special Meeting of Shareholders Thursday May 26, 2016@ 10:00 AM EST StAndrewsCiubandConlerenceCentre 150KingStWest, 27thFioor WASTE CONNECTIONS, INC. Connect with the Future• 0webcast Caurionarv sraremem regarding Forward-Looking lntormarion Thisdocumentincludes "forward-lookingstatements"withinthemeaningofthePrivateSecuritieslitigation Refonn Act of 1995 (which includes "forward-looking information" within the meaning of applicable Canadian securities laws) and other U.S. securities laws and is subject to the safe-harbor created by such Act. These forward-lookingstatementsarenotbasedonhistoricalfactsbutinsteadreflectProgressiveWaste's management'sexpectations,estimatesorprojectionsconcerningfutureresultsorevents.Theseforward lookingstatementsareoftenidentifiedbythewords "may," "might," "believes,""thinks,""anticipates,""plans," "expects,""intends"orsimilarexpressionsandincludestatementsregarding(1)expectationsregarding whether the transaction with Waste Connections will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, and (2) expectationsforothereconomic,business, and/orcompetitivefactors.AithoughProgressiveWastebelieves thattheexpectationsreflectedinsuchforward-lookingstatementsarereasonable, suchstatementsinvolve risksanduncertainties, andunduerelianceshouldnotbeplacedonsuchstatements, asunknownor unpredictablefactorscouldhavematerialadverseeffectsonfutureresults,performanceorachievementsofthe combined company. Among the key factors that could cause actual results to differ materially from those projectedintheforward-lookingstatementsincludethefollowing:theabilitytoconsummatetheproposed transaction; theabilitytoobtainrequisiteregulatoryandshareholderapprovalsandthesatisfactionofother conditionstotheconsummationoftheproposedtransactionsontheproposedtermsandschedule,andtothe extent, anticipatedthepotentialimpactoftheannouncementorconsummationoftheproposedtransactionson relationships, including with employees, suppliers, customers and competitors; changes in general economic, businessandpoliticalconditions,includingchangesinthefinancialmarkets;changesinapplicablelaws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive governmentregulation;andthediversionofmanagementtimeontheproposedtransactions.Theseforward lookingstatementsmaybeaffectedbyrisksanduncertaintiesinthebusinessofWasteConnectionsand ProgressiveWasteandmarketconditions.Thisinformationisqualifiedinitsentiretybycautionarystatements andriskfactordisclosurecontainedinfilingsmadebyProgressiveWastewithapplicableCanadiansecurities regulatorsandtheU.S.SecuritiesandExchangeCommission(the "SEC"), including(i)ProgressiveWaste's most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste's current and annual Management's Discussion and Analysis and the Annual Information Form. Progressive Waste wishes tocautionreadersthatcertainimportantfactorsmayhaveaffectedandcouldinthefutureaffecttheiractual resultsandcouldcausetheiractualresultsforsubsequentperiodstodiffermateriallyfromthoseexpressedin anyforward-lookingstatementmadebyoronbehalfofProgressiveWaste.ProgressiveWastedoesnot undertakeanyobligationtoupdateforward-lookingstatementstoreflecteventsorcircumstancesafterthedate hereof, exceptasmaybespecificallyrequiredbyapplicablesecuritieslaws. lmponam lntormarion and Where to Find lr lnconnectionwiththetransactionsreferredtointhismateriai,ProgressiveWastehasfiledaregistration statement on Fonn F-4 with the SEC containing a proxy statement of Waste Connections that also constitutes a prospectus in the United States of Progressive Waste. Progressive Waste and Waste Connections will mail the ProxyStatement/ProspectustoWasteConnections'stockholders.ThismaterialisnotasubstitutefortheProxy Statement/Prospectus or registration statement or for any other document that Progressive Waste or Waste Connections may file with the SEC and send to Progressive Waste's and/or Waste Connections' shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF PROGRESSIVE WASTE AND WASTE CONNECTIONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Proxy Statement/Prospectus and the management information circular to be sent to Progressive Waste shareholders (when available) and other documents filed with the SEC by Progressive Waste or Waste Connections through the website maintained by the SEC at http://www.sec.gov and, in Progressive Waste's case, also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Progressive Waste shareholders may also obtain these documents, free of charge, from Progressive Waste's website at http://www.progressivewaste.com/ or upon request from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. Copies of the documents filed with the SEC by Waste Connections will be available free of charge on the Investor Relations page on Waste Connections' Web site at www.wasteconnections.com or by contacting Waste Connections' lnvestorRelationsDepartmentat(832)442-2200. Stock Information (Symbol: BIN) 31.07